July 10, 2024

Ilan Sobel
Chief Executive Officer
BioHarvest Sciences Inc.
1140-625 Howe Street
Vancouver, BC V6C 2T6, Canada

        Re: BioHarvest Sciences Inc.
            Registration Statement on Form 20-F
            Filed June 14, 2024
            File No. 000-56663
Dear Ilan Sobel:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 20-F
Item 4. Information on the Company
B. Business Overview
Overview, page 22

1.     Please revise your statement on page 22 that you are    focused on
utilizing the Botanical
       Synthesis Platform Technology to develop the next generation of science-based and
       clinically proven therapeutic solutions    and other statements implying
your nutraceutical
       products may    treat, cure, mitigate or prevent a disease    to remove
any implication that
       your products have been or will be approved or marketed for therapeutic uses. Please also revise your Government Regulations section to disclose how your cosmeceutical business will be regulated in the markets you intend to enter and revise as appropriate.
2. Please revise your Business section where appropriate to disclose the data relied on for
       your statement that you    can produce plant cells with significantly
higher concentrations
       of active ingredients (as compared to those that are produced naturally), as well as extremely high levels of solubility and bio-availability.
 July 10, 2024
Page 2

Products Business Unit, page 23

3. Please revise page 23 to describe the remaining R&D work related to your proposed olive cell product and to disclose the regulatory approvals needed and what your clinical trials must demonstrate to bring the product to market in the United States and Israel.
(b) Pharmaceuticals, page 25

4. Please revise page 25 to disclose for the clinical trials conducted in the cardio-vascular space and the series of promotion studies, the clinical trial designs, the phase of clinical development, the indications, the primary and secondary endpoints, whether the trials met the endpoints, whether the clinical trials were powered for statistical significance, and if so, whether the results were statistically significant, and provide the data from the clinical trials instead of stating your conclusion that the results were
successful.    Please also
       revise to explain whether your anecdotal evidence of the positive health impact of your
       VINIA   health product can be used to help support a regulatory
approval. To the extent
       you intend to develop your products for medical indications, please revise your
       Government Regulations section to disclose how pre-market approval and commercialization of pharmaceuticals is regulated in the jurisdictions you intend to obtain
       such approval.
(c) Cosmeceuticals, page 25

5. Please revise page 25 to disclose the number of participants in the skin care assessment in
       Seoul, whether your products were used in the assessment, the skin ailments assessed and the results data.
Principal Markets, page 26

6.     Please revise to include net income (loss) for the periods presented.
Item 5. Operating and Financial Review and Prospects, page 33

7. We note your disclosure on page 26 indicating that over 90% of the sales via your websites and call centers are subscription sales and that at least 95% of these subscriptions are for periods equal to or greater than three months. We further note your references to metrics that you have adopted such as cost of acquisition and lifetime value. Please tell us and disclose if these subscription data and metrics constitute key performance indicators that management uses to manage the business and that would be material to investors. For guidance, refer to Staff Release 33-10751.
A. Operating Results
Research and Development Expenses, page 36

8. We note your disclosure stating that your research and development expenses increased during the fiscal year ended December 31, 2023 and during the three months ended March
       31, 2024 as compared to the three months ended March 31, 2023 mainly due to increases in wages, salaries, raw materials, depreciation, professional fees, and share-based compensation. Please expand your disclosure to discuss the reasons for the increases in your expenses to the extent they relate to the development of specific products and services.
 July 10, 2024
Page 3

Item 6. Directors, Senior Management and Employees
C. Board Practices, page 49

9. To the extent you are a foreign private issuer, please revise this section, or elsewhere in the prospectus as appropriate, to disclose that you are a foreign private issuer and to discuss the related implications for investors.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 52

10. Please revise to disclose the natural person(s) who have voting and/or dispositive control over the common shares beneficially owned by Greensoil.
Item 10. Additional Information
C. Material Contracts, page 59

11.    Please revise your Material Contracts section to disclose the following:
           the identity of the other parties to the agreements;
           the aggregate amount paid to date pursuant to the Equipment
Agreement;
           the aggregate rent payments made pursuant to the Yavne No. 2
Agreement;
           the aggregate payments made to date and the term and termination provisions of the
           License Agreement;
           aggregate payments made to date and the percentage of revenues from first-time orders and subsequent orders to be paid pursuant to the TV Network Agreement, or a range not exceeding 10 percentage points;
           the milestone metrics in the TV Network Agreement and the number of Common
           Shares that could be issued if those metrics are achieved;
           the aggregate amounts received to date pursuant to the Biopharmaceutical Partner
           Agreement and the Food Product Partner Agreement; and the aggregate payments made to date and the number of options issued pursuant to the
           MZ Group Agreement.
 July 10, 2024
Page 4
Financial Statements for Fiscal Year Ended December 31, 2023
Note 12 - Convertible Loan, page F-31

12. For each of your convertible loans A, B and C, please revise your disclosure as follows:
           Disclose the actual principal amount of convertible loans issued during each period, rather than just the "up to" amount authorized. To the extent that issuances occurred in tranches, disclose the principal amount issued for each tranche, the issuance date of each tranche and its maturity date.
           For each balance sheet date, disclose the difference between the carrying amount and the amount you would be required to pay at maturity to the holder of the obligation.
           Refer to paragraph 10(b) of IFRS 7.
           Provide additional disclosures to help reconcile your footnote disclosure with the disclosure on page 79. In this regard, considering revising your disclosure on page 79 to present amounts outstanding in both Canadian and U.S. dollars and indicate to which loans (A, B or C) the five remaining tranches relate.
Note 26- Subsequent Events, page F-46

13. We note your disclosure stating that, on May 27, 2024, you approved a 35-for-1 share consolidation effective from June 3, 2024. Please revise all of the share information your filing to give retroactive treatment to the reverse stock split, including in your historical financial statements, in accordance with the guidance in SAB Topic 4C. To the extent that this impacts the date(s) of your auditor's report, please have them update accordingly.
Exhibits

14. The consent from your auditor pertains to your financial statements as of December 31,
       2023 and December 31, 2022 and for the years then ended, rather than for the three years ended December 31, 2023. Please obtain a revised consent, and include it with your next amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Steve O   Neill, Esq.